Exhibit 14

ANALEX CORPORATION

CODE OF CONDUCT AND ETHICS

This Code of Conduct and Ethics is applicable to all officers (including chief executive officer, chief operating officer, chief financial officer, principal accounting officer, controller and any person performing similar functions), directors and employees (including Full-Time, Part-Time and Casual) of Analex Corporation (“Analex” or the “Company”).

The directors and stockholders of Analex expect the highest possible standards of honest and ethical conduct from all employees. Employees are expected to foster a company-wide culture of integrity and honesty. Adherence to this Code and all other applicable codes of business conduct or ethics adopted by the Board of Directors is a condition of employment and violations can result in termination.

Conflicts of Interest

Conflicts of interest are strictly prohibited. You must be scrupulous in avoiding any action or interest that conflicts with, or gives the appearance of a conflict with, the Company’s interests. A “conflict of interest” exists whenever an individual’s private or non-Company interests in any way interfere or conflict with, or appear to interfere or conflict with, the interests of the Company or make, or appear to make, it difficult for the individual to perform his or her work for the Company objectively and effectively. Situations giving rise to conflicts of interests may not always be obvious. If you have questions or concerns regarding a situation, please contact our Chief Financial Officer. When in doubt, disclose the situation and seek guidance.

Accurate Periodic Reports

Complete, fair, accurate, timely and understandable disclosure in the Company’s periodic reports, filings and public communications is critical to maintaining our good reputation, to complying with our obligations under the securities laws and to meeting the expectations of our stockholders and the investment community. Analex employees are required to exercise the highest standard of care in preparing or assisting in the preparation of such reports and documents and other public communications, in accordance with the following guidelines:

—	all accounting records, and the reports produced from such records, must be in accordance with all applicable laws and regulations;

—	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

—	no accounting records may contain any false or intentionally misleading entries;

—	no transactions should be intentionally misclassified as to accounts, business units or accounting periods;

—	all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

—	no relevant information should be concealed from senior management, internal auditors, independent outside auditors or the Board of Directors; and

—	compliance with the Company’s system of internal controls is mandatory.

Compliance With Laws

Analex employees must comply with all applicable laws, rules and regulations of the government and the exchange on which the Company’s securities are listed.

Reporting Violations

You are expected to promptly report any suspected or actual violations of this Code of Conduct and Ethics as well as any concerns or complaints regarding the Company’s accounting or internal accounting controls or auditing matters, by calling the toll-free Analex Ethics Hotline (1-866-274-3865). This Hotline’s function is to receive information relating to possible non-compliance with this Code, as well as concerns or complaints regarding the Company’s accounting or internal controls or auditing matters. The Chairman of the Company’s Audit Committee will be notified of and receive any calls. The Hotline is available 24 hours a day, 7 days a week. Callers have the right to remain anonymous if they wish. The Company does not permit retaliation or discrimination of any kind against individuals who reasonably believes there has been possible illegal or unethical conduct and who in good faith report the conduct by calling the Hotline.

Consequences of Non-Compliance With This Code

If you fail to comply with this Code of Conduct and Ethics or applicable laws, rules or regulations (including without limitation all rules and regulations of the Securities and Exchange Commission), you will be subject to disciplinary measures, up to and including discharge from Analex, and criminal or civil legal action.

Accountability

The Audit Committee of the Board of Directors will monitor and evaluate compliance with this Code, report any existing or potential material violations to the Board of Directors and recommend to the Board of Directors such corrective, disciplinary or preventive action as deemed appropriate.

Amendment, Modification and Waiver

This Code may be amended or modified by the Board of Directors of the Company. Waivers of this Code may only be granted in writing by the Board of Directors or a committee of the Board of Directors with specific delegated authority. Waivers will be disclosed to stockholders as required by the Securities Exchange Act of 1934 and the rules thereunder and the applicable rules of the stock exchange on which the Company’s securities are listed.

Summary

The Board of Directors and stockholders of Analex Corporation are committed to operating the Company in an honest and ethical manner. The Company and its employees and directors will comply with all applicable laws and regulations. It is the responsibility of everyone associated with the Company to understand and abide by this Code of Conduct and Ethics. If you have questions about the Code or your responsibilities, please contact the Chairman and Chief Executive Officer, Chief Financial Officer or Director of Human Resources for clarification.

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